World Gold Trust Services, LLC Letterhead

April 1, 2014

Mr. Tom Kluck
Legal Branch Chief
United States
Securities and Exchange Commission
Washington, D.C.  20549

Re:	SPDR Gold Trust Form 10-K for the Fiscal Year Ended September 13, 2013 Filed November 26, 2013 File No. 001-32356

Dear Mr. Kluck:

We are submitting this letter in response to your letter dated March 12, 2014 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed by the SPDR Gold Trust (the “Trust”) on November 26, 2013.

Set forth below is the response to that comment.  For your convenience, the text of such comment is reproduced in italics before our response.

* * *

Item 10. Directors, Executive Officers and Corporation Governance, page 49

1.
It appears that the registrant does not have any officers or directors.  In future filings, please provide the information required by Item 401 of Regulation S-K for persons who perform policy making functions typically performed by an executive officer or persons who perform the functions typically performed by a director on behalf of the registrant.  Please see Rule 405 of Regulation C.

As requested by the Staff, future Annual Reports on Form 10-K will include the information required by Item 401 of Regulation S-K with respect to any person who, during the period covered by the report, performed with respect to the registrant any policy-making functions typically performed by an executive officer, or any functions typically performed by a director.

2.	In future filings, to the extent applicable, please provide the information required by Item 404 of Regulation S-K.

As requested by the Staff, future Annual Reports on Form 10-K will include the information required by Item 404 of Regulation S-K, if applicable.

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The Sponsor on behalf of the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

If you have any further questions, please do not hesitate to contact our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605.

Very truly yours,

World Gold Trust Services LLC,
in its capacity as the Sponsor of the Trust

By:  /s/Adrian Pound
                                                                                             Chief Financial Officer